UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

COMMISSION FILE NUMBER 000-51710

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): [  ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X ] Form 10-Q [ ] Form N-SAR [ ] Form N-CSR

For Period Ended:	March 31, 2009

[  ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION
CROSS CANYON ENERGY CORP.
Full Name of Registrant

Former Name if Applicable
6630 Cypresswood Drive, Suite 200
Address of Principal Executive Offices (Street and Number)
Spring, Texas 77379
City, State and Zip Code

PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Company has not yet filed its Transition Report on Form 10-K occasioned by its recently announced change in fiscal year-end from June 30th to December 31st.  This Report requires the Company to provide audited financial statements of the Company as of and for the 6-month transition period from July 1, 2008 through December 31, 2008, and of Voyager Gas Corporation (as predecessor after the previously announced acquisition by the Company), as of and for the period from January 1, 2008 through September 1, 2008, which audits the Company requires additional time to complete.

    In light of the foregoing delay and until such time as the audited financial statements contained in the Transition Report are finalized, the Company has been unable to complete its financial statements for the subsequent quarterly period ended March 31, 2009.  Accordingly, the Company currently requires additional time to complete and file its Quarterly Report on Form 10-Q.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Carl A. Chase	(832)	559-6060
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

[X] Yes [ ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X ] Yes [ ] No

    The Quarterly Report on Form 10-Q will reflect the Voyager Gas Corporation acquisition completed on September 2, 2008, and the financial statements presented in the Quarterly Report shall include: (a) with respect to the Company as successor: (i) balance sheet as of March 31, 2009 and (ii) statements of operations and cash flows for the three month period ended March 31, 2009; and (b) with respect to Voyager Gas Corporation, as our predecessor following our acquisition thereof on September 2, 2008: (i) statements of operations and cash flows for the three month period ended March 31, 2008.

If so, attach an explanation of the anticipated change, both narratatively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Cross Canyon Energy Corp.
(Name of Registrant as specified in its charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 15, 2009	By:	/s/ Carl A. Chase
Carl A. Chase, Principal Financial and Accounting Officer